ISSUER FREE WRITING PROSPECTUS

Dated March 18, 2013

Filed Pursuant to Rule 433

Registration No. 333-178651

United Realty Trust Incorporated

 FREE WRITING PROSPECTUS

United Realty Trust Incorporated (the “Company”) filed a registration statement on Form S-11 (including a prospectus) on December 21, 2011 for the offering to which this communication relates, and the registration statement became effective on August 15, 2012. The offering will only be made by means of a prospectus. Before you invest, you should read the prospectus contained in the registration statement along with the prospectus supplements and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated August 15, 2012, is available on the SEC’s website at http://sec.gov/Archives/edgar/data/1536256/000114420412046635/v321800_424b3.htm. The Company’s three Prospectus Supplements, dated November 16, 2012, December 6, 2012 and January 4, 2013, respectively, are available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1536256/000114420412063448/v328593_424b3.htm, http://www.sec.gov/Archives/edgar/data/1536256/000114420412066706/v329782_424b3.htm and http://www.sec.gov/Archives/edgar/data/1536256/000114420413000706/v331341_424b3.htm, respectively.

Alternatively, the Company or Allied Beacon Partners, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free (855) REIT-NAV (734-8628).

On March 12, 2013, Jacob Frydman, the Company’s Chairman and Chief Executive Officer, appeared in in a television interview on Fox Business, entitled “REITs the Best Way to Invest in Real Estate?” The transcript of the television interview is attached as Annex A.

The segment was not prepared or reviewed by the Company prior to the interview. Fox Business routinely conducts television interviews on business and real estate-related news. Fox Business is not affiliated with the Company, and no payment was made nor was any consideration given to Fox Business by or on behalf of the Company in connection with the television interview. Statements in the interview that are not attributed directly to Mr. Frydman represent the opinions of Fox Business or of the interviewer and are not endorsed or adopted by the Company.

Corrections and Clarifications

The Company believes that the following information is appropriate to correct or clarify information in the television interview:

Fox Business routinely places graphics and comments on-screen during live interviews. The interviewee does not see any of said on-screen graphics and comments, and all such on screen graphics and comments were created and developed by Fox Business without prior review or opportunity for comment. In a pre-interview discussion, Mr. Frydman did not make or provide any of the graphics or comments shown on the screen during the interview, and all of such graphics and comments represent the opinions of Fox Business or of the interviewer and are not endorsed or adopted by the Company.

Annex A

Cheryl Casone (Interviewer):

Real Estate Investment Trusts, REITs. Investing in REITS turned a strong 20% gain in for many investors, who bought them anyway, back in 2012. In fact the group beat the S&P [500] and has beat it over the last four years. My next guest says your portfolio should include investments in real estate, in general, and he says the best way to do it is, yup, REITs. Joining me now, United Realty Partners Chairman and C.E.O., Jacob Frydman.

Cheryl Casone (Interviewer):

And you know, Jacob, REITs have been something that were so many investors back four years ago, when the group started turning out strong performances, that said that commercial real estate was going to fall apart – the opposite happened. But, can that momentum continue, do you think?

Jacob Frydman:

Well, I think the momentum and real estate investing in general, I think, can. (1) There’s still great buying opportunities in many markets today. But, commercial real estate (1) is still available at discounts to the heights of the market in ‘06 and ‘07. And real estate is a hard asset so when you think about the fact that we're at very, very low interest rates today, you're able to finance these cheaper acquisitions with incredibly low interest rate debt (1) and in the future, interest rates are going to have to rise at which will probably yield some sort of an inflationary cycle and in that situation, you want to be in hard assets because they will hopefully retain their value and possibly even grow in value.

Cheryl Casone (Interviewer):

There’s different types of REITs, I mean, there’s health care REITs that would be like say, old folks homes, for instance, that's one popular type of REIT because the baby boomer generation. Another could be strip malls, for instance, shopping malls. (2) So what kind of tenants do you think should be into the REITs that we're looking at to invest? Cause we can do our research and dig into this if we want.

Jacob Frydman:

Right, well, any investment, whether it's in a real estate investment trust, or it’s in a corporate stock, or any other entity obviously has a series of different risks and different appetites. (2) So, the investor that’s looking at possibly investing in any investment should be aware of the assets that are in that portfolio, should certainly be aware of the management team. (2)

Cheryl Casone (Interviewer):

Do I have a Best Buy that’s got a long term lease in that shopping mall, for instance?

Jacob Frydman:

Well, we talked about retail space once before on the show, you and I, and my personal view about retail space is that we may be over retailed in the United States right now but certainly retail can be bought at a bargain price in some markets. But overall, I think that one needs to understand the underlying assets and what their risk tolerance is. (3)

Cheryl Casone (Interviewer):

We also looked at some apartment REITs as well. I mean, there are so many different varieties and what do you make of that space, I mean, we seem to be seeing a surge in home building, home buying because of low interest rates. Would that be bad for companies that have been building multi-family units, apartment complexes?

Jacob Frydman:

Well, there hasn't been all that much building of the multi-family which makes the space so interesting, right. The multi-family space has benefited from the fact there's been a tremendous amount of foreclosure in this country of residential homes, people therefore have increased the demand to rent. There hasn't been a great deal of construction the past few years, you'll probably start seeing additional construction but because of that, rents have typically gone up and have provided the kind of yields that some of these REITs are now able to provide.

Cheryl Casone (Interviewer):

How regional do you think I need to go if I’m looking at REITs right now as an investment?

Jacob Frydman:

Well, I think it depends on what your tolerance is for asset class, you have to decide whether you're looking for Net Lease type assets, which is one type of lease, which is one type of REIT, that is really is a play on the underlying “tenant” and what, you know, the yield is. On the other side, there's, um uh, people who invest in Value Added and opportunistic real estate. (5) So it’s the entire spectrum I think an investor has to make their own decision and the investor should look very carefully at the prospectus for the risks associated.

Cheryl Casone (Interviewer):

Almost 20% of a return for 2012 the group has done very well. Jacob Frydman, thank you very much Jacob. Good to see you again.

Jacob Frydman:

Thank you so much.

Cheryl Casone (Interviewer):

You know it's one of my favorite topics.

(1) [On Screen]

Jacob Frydman: United Realty Partner Chairman & CEO

Frydman: REITs are key to hedges against inflation

Frydman: Inability to pay down debt could result in downgrading of bond

(2) [On Screen]

Frydman: REITs are good investments to avoid losing $.75 on the dollar

Jacob Frydman: United Realty Partner Chairman & CEO

Frydman: REITs are key to hedges against inflation

Jacob Frydman: -> United Realty Partners Chairman and CEO, -> Hudson-York Capital LLC Managing Partner, -> Lambdastar Infrastructure Partners LLC Managing Partner

(3) [On Screen]

Frydman: Inability to pay down debt could result in downgrading of bond

(4) [On Screen]

Frydman: REITs are good investments to avoid losing $.75 on the dollar

Frydman: REITs are key to hedges against inflation

(5) [On Screen]

Frydman: Inability to pay down debt could result in downgrading of bond